# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Galecto, Inc., CIK 0001800315
CUSIP: 36322Q107
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 02/28/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001778253

## Reporting persons
- Ikarian Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 335,710; sole dispositive power 0; shared dispositive power 335,710; aggregate amount beneficially owned 335,710 (0.6% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 represent common stock, $0.00001 par value per share ("Common Stock") of Galecto, Inc. (the "Issuer") held by Ikarian Healthcare Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Fund"), and certain separate managed accounts. See Item 2 for more information.
  (2) The figure in Item 11 is based upon 60,232,620 shares of Common Stock outstanding as of February 12, 2026, as disclosed in the Issuer's Prospectus and current report on Form 8-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") on February 11, 2026.
- Neil Shahrestani: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 335,710; sole dispositive power 0; shared dispositive power 335,710; aggregate amount beneficially owned 335,710 (0.6% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 represent Common Stock held by the Fund and certain separate managed accounts. See Item 2 for more information.
  (2) The figure in Item 11 is based upon 60,232,620 shares of Common Stock outstanding as of February 12, 2026, as disclosed in the Issuer's Prospectus and current report on Form 8-K, each filed with the SEC on February 11, 2026.

## Item 1. Issuer
Name of issuer: Galecto, Inc.
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, MA 02109

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by and on behalf of each of Ikarian Capital, LLC, a Delaware limited liability company ("Ikarian Capital"), and Neil Shahrestani (together referred herein as the "Reporting Persons"). The Fund, and certain separately managed accounts managed by Ikarian Capital (collectively, the "Managed Accounts"), are the record owners of the securities covered by this statement. Ikarian Capital is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as investment manager to the Fund and as sub-adviser to the Managed Accounts, and may be deemed to have beneficial ownership of the securities covered by this statement through the investment discretion it has over the Fund and the Managed Accounts. Ikarian Capital is ultimately controlled, indirectly, by Mr. Shahrestani. Accordingly, Mr. Shahrestani may be deemed to indirectly beneficially own securities beneficially owned by Ikarian Capital. The Fund disclaims beneficial ownership of the shares held by the Managed Accounts. The Managed Accounts disclaim beneficial ownership of the shares held by the Fund.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Ikarian Capital, LLC, 100 Crescent Court, Suite 1620, Dallas, Texas 75201.
Citizenship: See Item 4 on the cover page(s) hereto

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 2(a) is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ikarian Capital, LLC: /s/ Neil Shahrestani, Neil Shahrestani, Sole Manager (03/06/2026)
- Neil Shahrestani: /s/ Neil Shahrestani, Neil Shahrestani (03/06/2026)
Comment: A Joint Filing Agreement is incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on December 5, 2025 by the Reporting Persons with the SEC.